

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 2, 2008

<u>Via U.S. Mail and Facsimile</u>

George C. Barry
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

> **Re: Hess Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 1-01204**
> **Filed February 27, 2008**

Dear Mr. Barry:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
M. Duru
G. Barry (212-536-8241)